LifeVantage Corporation
Q4 Earnings Call
September 12, 2013
Douglas C. Robinson, President & Chief Executive Officer
Thanks, John, and good afternoon, everyone. On today's call we're summarizing our accomplishments, our challenges, our financial results and most importantly what we learned and how we got better in fiscal 2013. We will then discuss how we have positioned the company for growth in fiscal 2014, including a discussion of our top strategic initiatives that we believe will fuel that growth.
First, let me remind you that only a year ago, for fiscal 2012, we ended the year at $126 million in revenue. This followed fiscal 2011 where we generated revenue of nearly $40 million. Today we are reporting fiscal 2013 revenue of over $208 million. A year ago, our growth year-over-year was 65%.
It is this type of growth that enabled us to be recognized today by the Utah Business Magazine as the second fastest growing company in Utah. We believe that these last three years have been remarkable in terms of our rate of growth. However, while we have seen significant year-over-year revenue growth during these last three years, we have admittedly seen several quarters of relatively flat revenue, a subject about which I will speak today. I'll also speak about ways that we plan to drive additional growth by strengthening our distributor culture, renewing in some cases and increasing in other cases the motivation and belief of our distributors in our products and business opportunity. I'll also speak about ways that we are continuing to drive towards our goal of complete operational excellence.
Let me be clear, we had some tough challenges last year. These challenges forced us to improve operationally. They caused our distributors to step back slightly and wait to see whether the headwinds would shift. Our message today is that the headwinds are shifting and they're shifting in the right direction. We are a better company operationally in our fiscal 2014 initiatives focused on reestablishing the trust and excitement and motivation of our distributors.
Now let me provide a brief review of our financials. In the fourth quarter of fiscal 2013, we generated revenue of $51.5 million, reflecting a 15.5% increase compared to the prior-year period. For the full year, our revenue increased 65% compared to fiscal year 2012 to $208.2 million. We generated operating income of $12.1 million, and net income of $7.6 million, which includes costs associated with the product recall and certain fourth quarter expense that Dave will discuss in his remarks.
Throughout the year, we implemented and executed on our previously announced share repurchase programs and bought back approximately 3 million shares. Even with these share repurchases, we ended the year with $26.3 million in cash, which is an increase of $1.7 million over our prior-year balance. During the early part of the first quarter of our new fiscal year, we purchased an additional 1.1 million shares under these repurchase programs. Also, today we announced our intent to conduct a modified Dutch auction self-tender offer to repurchase up to $40 million of our common stock which would be financed through a new credit facility. This is a very strong indication of our confidence in our expectations regarding future growth and our continued ability to generate cash flow. We also believe this large stock repurchase program is a prudent use of our improving cash flow to increase shareholder value.
As we enter fiscal year 2014, we've positioned ourselves operationally for renewed revenue growth and improved profitability. If you followed us over the past year, you are aware that we take a long-term view of our company and focus on creating long-term shareholder value. This culture is evident in the steps we took throughout fiscal 2013 and is reflected in our expected growth in fiscal year 2014.
Let's take a quick look at our accomplishments during fiscal 2013. We expanded our global reach with the opening of our Tokyo office. We began allowing distributors and preferred customers to purchase product and generate business opportunities in both Hong Kong and Canada. We launched our third product, Canine Health, in both the U.S. and Japan. Further, in an effort to regain momentum and motivate our existing distributors to greater growth and expansion, we improved our distributor programs with the addition of MyLifeVenture, and LifeVantage University. We also held our first-ever Elite Academy in Japan in February. Finally, we invested in and built a more stable infrastructure across our global organization to help support our future growth.

Because of the growth of our market capitalization, one year ago today, September 12, 2012, after a lot of heavy lifting and perseverance, we were able to successfully up list to NASDAQ. Additionally we were added to many indices in June, including the Russell 2000 and 3000. We've also increased the number of financial institution funds that own our stock to over 50 as of June 30, 2013.
Additionally, I'd like to discuss how we have improved operationally throughout the year by facing head-on the three major challenges that presented themselves: the recall, Japan transition and reformulation of Protandim in Japan. We've discussed these three things before. All three caused us to get better operationally. All three also caused distraction amongst our distributor base. We believe each are behind us, but the lessons learned from each and the impact to the psyche of our distributors is important to understand.
First, let's talk about the voluntary product recall that we announced at the end of our second fiscal quarter 2013. Out of this recall, we have become a company with improved manufacturing processes, improved quality focus and improved operational control over our third party partners. We believe this will significantly enhance the long-term belief among our distributors that LifeVantage is a company that can be trusted to do the right thing and that produces top quality products validated by science and research.
Second, let's talk about Japan and the headwinds we faced in that market throughout fiscal 2013. Japan is our second largest market after the United States. In fiscal 2013, Japan represented approximately 33% of our total revenue. During fiscal 2013 we provided a much more stable infrastructure to our distributors and other customers in that market. The transition was not without difficulty, but coming out of it, we are in a much better position to serve the market in the coming year.
During fiscal 2013, we completed a transition to full operations in Japan, which included a grand opening in October, a change to local supply chain process, which resulted in a decrease in shipping cost for the Japanese customer, a re-enrollment requirement and a launch of a regulatory-driven reformulation of Protandim. With these upgrades now in place, we're back to focusing on our day-to-day business of engaging our preferred customers and independent distributors and helping them educate their communities on the benefits of our products and our business opportunity.
Despite these challenges, fiscal year 2013 was still a record sales year and was the second consecutive year with positive net income for LifeVantage. Moreover, and very importantly, we ended the year with our total customer count higher than ever before in the life of our company.
That's a crucial metric for us. While we saw the rate of growth in customer slow as we faced our operational challenges, we did not see a significant decrease in our retention rates. In other words, our preferred customers and distributors stuck with us and are now poised to grow inside a more stable operationally sound company. A metric that we track is our 90-day retention rate which was 47% for preferred customers and 53% for distributors as of June 30. Our preferred customer retention increased in fiscal 2013 and our distributor retention rates slightly decreased in fiscal 2013. Remember, we're only four years into our life cycle as a network marketing company and we believe fiscal 2013 was an important year for us operationally.
Now, let's take a closer look at our customer base. As a reminder, when we look at our customers we classify the majority into two different categories, independent distributors and preferred customers. Eight out of ten of our new customer enrollments during the course of the year were preferred customers, as compared to seven out of ten the prior year. As of June 30, 2013 we had approximately 67,000 active independent distributors. This is compared to 63,000 at the end of the third fiscal quarter of 2013 and a significant increase compared to approximately 46,000 active independent distributors as of June 30, 2012. As of June 30, 2013, we had approximately 138,000 active preferred customers compared to approximately 140,000 as of March 31, 2013 and approximately 119,000 active preferred customers at the end of fiscal year 2012.
The decrease on a sequential quarter basis was largely due to the lingering effects of the recall and our Japan challenges. That said, we did not experience any significant cancellations in our monthly auto-ship orders as a result to the voluntary recall, which is a testament to our loyal and satisfied customer base. The percent of recurring auto-ship revenue compared to overall revenue that we recognize during fiscal 2013 was 52%. This compares to fiscal 2012 auto-ship revenue of 42% as a percent of total revenue. This is a significant portion of our revenue and cash flow and the recurring nature of this revenue is important to us as it validates our customer's loyalty to our products.

That summarizes our accomplishments, our challenges, our financial results, and most importantly, what we learned and how we improved our company in fiscal 2013.
So now let's focus on fiscal 2014. Very clearly, we are striving to increase customer motivation and reinforce our independent distributors' belief system to regain our forward momentum. We have three key areas of focus that are designed to rejuvenate revenue growth and improve profitability. While all of our initiatives are important and we believe they will drive distributor and customer motivation and belief, we do anticipate that the growth will continue to take time and will be modest as these initiatives take hold. These three key initiatives include one, strengthening our distributor and preferred customer culture to promote growth and retention in every market that we conduct business; two, new product development; and three expanding our reach geographically to new markets.
Our first key initiative is to strengthen our distributor and preferred customer culture to drive growth and retention in the markets we currently operate in. Quite simply, one of our most valuable assets is our large, growing network of independent distributors. Our efforts to train, motivate and retain distributors as well as preferred customers and to instill in them a high level of belief and excitement in the opportunity and products that we offer is amongst our highest priorities.
LifeVantage has a culture that sets us apart from our competitors and positions us for long-term sustainable growth. What attracts individuals to LifeVantage is their belief in the company's compensation plan and our products. What keeps them with us in addition to our compensation plan and our products is an ongoing partnership between us and our distributors and the desire to build a culture of collaboration and entrepreneurship. In fiscal 2014, we are working on improved motivation, education and support for our new and existing customers with the ultimate goal of building belief throughout our customer base.
At our annual global convention in April, we announced a major growth initiative called MyLifeVenture and we officially launched the program at the end of July during our quarterly Elite Academy. This is a significant incentive program for our distributors that rewards them for successfully selling product and progressing in seniority. As part of this program, we've recently awarded 55 Jeep Wranglers to our top performing distributors, and we will be hosting a number of unique special adventures, where each distributor can enjoy their new vehicle while interacting with other independent distributors.
The MyLifeVenture program was recently launched in Japan at their Elite Academy that took place just a few weeks ago. Overall, this program is designed to provide an opportunity for our independent distributors to learn from each other, to help improve the ongoing partnership with management, to aid in growing their independent businesses and build motivation amongst our independent distributors. We're excited to have established a new benchmark for distributor recognition and reward and we believe that this will help motivate our entire distributor base. In addition, we introduced LifeVantage University to our entire organization in the fourth quarter of fiscal 2013, an online training system consisting of interactive modules designed to create a personalized learning experience for our independent distributors. We believe the personalized learning created by LifeVantage University will be an important development tool for our beginning, mid-level and experienced independent distributors. LifeVantage University provides continuous motivation and training tools to help our distributors grow their independent business.
In fiscal 2014, we will continue to offer opportunities for training and collaboration to our distributors with a regular cadence we host events on local and regional levels to complement our larger quarterly elite academies and annual global convention. In fiscal 2013 alone there were over 20,000 meetings hosted globally. With our office in Japan now fully operational, we held our first-ever Elite Academy in Japan this past February highlighting the significance of this market. Continued motivation garnered from these marketing tools and events that lead our customers to a deeper belief in our company and our products.
We've also initiated several retention programs. As an example, one such program is a proactive callout campaign to customers with expiring credit cards. The program utilizes our distributor service center to call our customer in advance of their credit card expiring. In doing so, we're able to retain a portion of customers that would have otherwise left the company. We believe that this is an extension of our partnership with our distributors and are excited about the potential recurring revenue that can be maintained with this one program.

The second key initiative for fiscal 2014 is continuing to expand our product portfolio. We're excited that our research and product development team is currently developing new products internally as well as evaluating external product opportunities that we believe will fit with our mission and message. All of this will be of great benefit to our distributors and customers. We've developed a stringent set of criteria for new products and have a very strong team in place that is diligently working on all of our scientific and product development initiatives.
For example, last year we introduced Canine Health which uses some of the same active ingredients as Protandim to combat oxidative stress in dogs. We remain focused on our mission to create, develop and evaluate new products internally as well as externally that are consistent with our commitment of providing high quality scientifically validated products.
As we previously announced, we're in the midst of a transitional period with respect to our Chief Science Officer position and more broadly, the leadership that position derives within the science community. Dr. Joe McCord's retirement was announced in June of this year. I'd be remiss if I didn't take this opportunity to acknowledge Dr. McCord's tremendous contributions to LifeVantage as his research, expertise and efforts were critical to the creation and understanding of Protandim.
Our third key growth initiative in fiscal 2014 is to expand geographically to new markets with what we believe to be significant revenue potential. We're determined to take our message, our company and our products globally. Oxidative stress does not have geographic boundaries. We plan to expand our geographic reach in a rational, orderly and meaningful way. In December, we launched our operations in Hong Kong and in June, we announced that we expanded our operations throughout Canada. Both markets are performing to our expectations and we're pleased with the future growth prospects.
We've also begun a process to accept pre-launch enrollments in the Philippines, which according to The World Federation of Direct Selling Associations is one of the fastest growing direct seller markets in the world. To-date, we're pleased with the interest we're seeing in that market. Importantly, we anticipate launching into this market on a personal consumption model in our second fiscal quarter.
In addition to these markets, we continually evaluate new potential international opportunities. We conduct multiple due diligence processes simultaneously to ensure we fully understand each new market we're considering for entry including its potential size, its regulatory environment and other issues. Long-term, international business will be a very important part of our growth. We're very proud of the progress we made growing our international footprint during fiscal year 2013. We believe that we've only scratched the surface of our international growth potential.
While each market is unique, LifeVantage is a global brand. Another project we're working on implementing is a series of marketing initiatives that will help build awareness of LifeVantage and our healthy living messaging that will resonate with potential customers and distributors in all of our markets. We recently appointed David Toda as our new Chief Marketing Officer, which is a new position for our company.
We've also immediately deployed Kirby Zenger as the Interim Country Manager for Japan. Kirby was someone who was instrumental in the launch of this market a few years ago. Kirby's sole area of focus is to work exclusively with our distributors in Japan to reinvigorate growth. We're very excited that Kirby is taking on this role and look forward to discussing our improvements in this market during future conference calls.
We're confident that the combination of these programs that we have in place, and others in various stages of development, will help us attract new customers as well as better retain our strong existing distributor and preferred customer base. Because of this, we closely monitor our 90-day retention metric.
In summary, we're very excited about our business as we begin this new fiscal year. We achieved some major milestones during fiscal 2013 and faced significant challenges. These improvements helped to build a stronger foundation for our company. For fiscal 2014, we have a very strong product portfolio, huge market potential, a motivated base of distributors and a management team that is committed to maximizing our sales and profitability potential, as well as delivering shareholder value over the long-term.
With that, I'd like to now turn the call over to Dave Colbert to review our financial results in more detail.

David S. Colbert, Chief Financial Officer
Thank you, Doug, and good afternoon, everyone. As Doug mentioned earlier, in our fourth fiscal quarter of 2013, the company reported net revenue of $51.5 million compared to $44.6 million for the same period in fiscal 2012, an increase of 15.5%. Revenue for the quarter was negatively impacted by foreign currency fluctuation by 7.3% or $3.3 million.
Gross profit in the fourth fiscal quarter of 2013 increased to $44.2 million from $38.2 million in the same period last year. Our gross margin in the fourth quarter of 2013 was 85.8% compared to 85.6% in the same period last year. The current quarter gross margin includes a benefit of approximately $600,000 due to a reduction in estimated expenses associated with the product recall earlier this fiscal year. Excluding this benefit, our fourth fiscal quarter non-GAAP gross margin was 84.6%.
Operating income for the fourth fiscal quarter of 2013 was $200,000. This compares to $7.3 million in the prior-year quarter. Operating income for the fourth fiscal quarter of 2013 includes two large expenses. The first is a $1.7 million expense associated with the retirement of Dr. Joe McCord, our former Chief Science Officer. And the second is a $1.6 million expense associated with the launch of the MyLifeVenture program. Going forward, we will recognize additional expenses associated with the MyLifeVenture program, but not at the same rate as those expenses just realized in the fourth fiscal quarter of 2013.
The year-over-year decline in our adjusted operating income in the fourth quarter of 2013 is primarily due to lower sales growth in the quarter, combined with certain expenses incurred in the fourth quarter and higher ongoing operating cost due to the investments made throughout the year which included office expansions in the U.S. and Japan, additional head count and spending on sales promotions and incentives.
A short note on head count, our global head count as of June 30, 2013 was 240. This compares to a 168 on June 30 in the prior year. As of today, our total head count is 226. Going forward, we expect our head count to be relatively stable throughout fiscal year 2014. We believe these investments were necessary to create the foundation for future growth. Beginning in fiscal 2014, we expect to begin leveraging these investments which will generate higher profitability in the future.
Turning to our full year results. As Doug stated, our revenue increased to $208.2 million. This compares to $126.2 million in the prior fiscal year, reflecting a 65% increase. Revenue for the full year was negatively impacted 5% or $6.3 million by foreign currency fluctuation. Our operating income for the full year was $12.1 million which includes the aforementioned expenses associated with Dr. McCord's retirement and the launch of the MyLifeVenture program.
Also impacting our full year operating income is $5 million of expenses associated with the product recall announced earlier this fiscal year. Excluding only the recall related cost, our non-GAAP operating income was $17.1 million. In fiscal year 2012, operating income was $21.5 million. For the full fiscal year 2013, our new net income was $7.6 million or $0.06 per fully diluted share. And on a non-GAAP basis, removing only the expenses associated with the recall, net income was $11 million or $0.09 per fully diluted share.
Now, looking to our balance sheet, we continue to strengthen our balance sheet over the course of the fiscal year. During the year, we generated $10.7 million of cash from operations and increased our cash balance by $1.7 million. Throughout the year, we implemented and executed on our previously announced share repurchase programs and bought back approximately 3 million shares. Even with these share repurchases, we ended the year with $26.3 million in cash which is an increase of $1.7 million over the prior year. During the early part of the first quarter of our new fiscal year, we purchased an additional 1.1 million shares under these repurchased programs.
In addition to the share repurchases last year, we announced today our intent to conduct a modified Dutch auction, self-tender offer to repurchase up to $40 million of our common stock, which would be financed through a new credit facility, which the final terms are still being negotiated. We currently expect to commence the tender offer less than two weeks from now on or about September 24. Based on our projected revenue growth and expected improvements in profitability and operating cash flow, we believe this will be an additional way to enhance shareholder value. We look forward to providing updates on our progress of this initiative in the near future.

Now, for a quick update on our cost recovery efforts regarding our recall. The initial estimated recall cost was $5.9 million. In the third quarter of fiscal 2013, we received a $500,000 insurance payment. Also in the fourth quarter, we reduced estimated expenses for the recall by approximately $600,000, giving us a net recovery to-date of approximately $1.1 million. Additionally, over the subsequent eight months since the recall, we have engaged third-party experts, created and submitted a plan to the FDA to recondition product that we placed on quality hold, product that was never released to the public.
The FDA has accepted our plan and under FDA observation, we are in the early stages of reconditioning the product for distribution. We anticipate the benefit of reconditioning the effective loss to be approximately $1.5 million, an amount that we expect to recover in fiscal 2014. We continue to work diligently to recapture the remaining balance of our recognized cost.
Now, I'll discuss our full year fiscal 2014 guidance. Some of the factors that impacted our fiscal results in the second half of fiscal year 2013 will continue to have an effect on the overall momentum of our business in the early part of fiscal 2014. As a result, we are projecting modest growth on both the quarterly sequential and year-over-year basis in fiscal year 2014. We expect to generate revenue in the range of $225 million to $235 million in fiscal year 2014. This is an 8% to 13% year-over-year growth rate.
On a GAAP basis, we expect to generate operating income in the range of $20 million to $23 million, which equates to an operating margin of 9% to 10% compared to operating margins of 5.8% in fiscal 2013. We expect to generate earnings per diluted share in the range of $0.10 to $0.11 based on an estimated weighted average diluted shares outstanding of 127 million. And an effective tax rate for fiscal 2014 of 36%. In summary, you can expect profitability to grow at a faster rate than revenue.
At this point, I'd like turn the call back over to Doug for some closing comments before we take your question.
Douglas C. Robinson, President and Chief Executive Officer
Thanks, Dave. I am excited about the key initiatives we have in place to drive growth in fiscal 2014 and look forward to updating you on our progress in our November call.
And with that, operator, I'd like to open the call up for questions.
Question and Answer Session
David Rothman - Phoenix Capital
Great call. I like what I am hearing. Couple of real quick questions. Recently you announced 55 Jeeps were awards to, I'm assuming some of your top distributors. Could you elaborate on what it takes to earn a Jeep and give a little more color to this program?
Douglas C. Robinson - LifeVantage Corporation
Sure. And thanks for your comments, Dave. It was great seeing you in Denver a few weeks back. The MyLifeVenture program is absolutely key, we believe, to our future. It's all about our culture that I spoke about in our prepared remarks with respect to the relationship and frankly the partnership that we believe we have and we are building upon with our distributors. But most importantly, and it's really at the heart of your question. This program is not just for our Elite distributors, which by the way, technically, these are our level sevens and above Elite's that maintain this rank for at least 12 months.
Once they do that, they have earned this Jeep and this not a car program that you typically see in network marketing companies that have lease programs or what have you. We actually assign the title over to these Jeeps to these distributors that have earned this status over 12 months. But importantly, it's also for those distributors that we refer to as our middle ranks, the four, fives, and sixes. The people that are aspiring to become Elite distributors. When they see the culture and what we're building at these levels, we believe that belief that I spoke about in our - in my prepared remarks is really enhanced and it comes to life with these middle rank distributors. So, we are incredibly bullish on the MyLifeVenture program because it really demonstrates and it personifies this partnership that we have, that we think is second to none and absolutely unique here at LifeVantage.

David Rothman - Phoenix Capital
Sounds good. Second question and actually I do have three. I had another one. Second question is the Dutch tender offer assuming that you are successful in that share repurchase program - where would you put the outstanding number of shares as of say at the end of the year? And I'm assuming that will also affect guidance?
David Colbert - LifeVantage Corporation
Yeah. It will affect the shares outstanding and it will affect guidance. But as I mentioned in my prepared remarks, we're still finalizing. We're negotiating the final terms of the credit facility. So, we don't know the price that's going to be tendered, the total number of shares that will be tendered, which will ultimately affect not only the EPS on the shares outstanding but also on the credit facility, what's the final effect it's going to have on net income. So the point is, is that, our guidance is without the credit facility and without the tender offer. And when we do have final information and we can inform our investor base as to what that transaction looks like, we'll certainly communicate it out.
David Rothman - Phoenix Capital
Sure. Last question is what is the company's goal for this program? Because it seems to be an ongoing theme and I applaud that stock repurchase programs and the Dutch tender offer. Where would you like to be in a couple years, I mean, where are we going with this program?
David S. Colbert - LifeVantage Corporation
The way that we've viewed it is really one of potentially a series of repurchase programs. We're bullish on the future of how we're improving profitability and improving our cash flow. So again, the final terms of the credit facility will determine and dictate how soon we can get through this first bite at the apple, if you will. And then, quite frankly possibly go after it again until we get to a satisfactory level of total shares outstanding. So again, we view this, and as Doug mentioned, we like to think of this company on a long-term basis. Not one year but three to five plus years out and that's how we view this program. It's a long-term program.
David Rothman - Phoenix Capital
Thank you, gentlemen. Again, I like what I'm hearing and look forward to seeing how you execute on your guidance in 2014.
Jim Galloway - Private Investor
Hi, Doug. Good call. My questions are about science and R&D. I would have expected with the Nrf2 designation that the number of scientific studies undertaken on our products would've increased yet we haven't had a published study on Protandim in almost a year and we haven't had any studies on either TrueScience or Canine Health. Can you give us an update on the ongoing studies for each of the products knowing you can't control their timelines? And going in there, is there a study undergoing on the Japanese reformulation?
Douglas C. Robinson - LifeVantage Corporation
Thanks for your questions. You're absolutely right. We don't control the pace that these studies are conducted, their outcomes, when papers are actually submitted for publication, et cetera. That said, we do know that there are a number of studies ongoing. We typically know this because we provide product as these studies are being conducted.
If I made a mistake in the past or the company did and I'm here to admit, we were a little overly zealous about identifying certain studies and what they were pursuing and what have you where in hindsight since we don't control the studies, they are done by third party research institutions as you well know by the likes of Louisiana State, Ohio State University, et cetera, et cetera, I think it's better that we refrain from being more specific about these studies especially since we don't conduct them.
So again, we're not going to comment more specifically than that other than to say there are ongoing studies really for all of our products, including the reformulated Japan product as well. So we're excited about science, R&D. As you hear me say time and again, we are a research-based science-backed company at our core and we will continue to be so on a go forward basis. That is absolutely our commitment to our public. So we're bullish about where we are and where we're headed. When we have more information, when studies are ready to be published and come out, you'll certainly see as you come to know in the past press releases and more information around that.
Jim Galloway - Private Investor
One last question. You talked a little bit about an R&D team that is working on new products and all and reformulating the Chief Science Officer position. Can you give us a little more insight on that? Because I'd like to know who's responsible in that area and we no longer even have a Scientific Advisory Board. Is that going to be reconstituted?
Douglas C. Robinson - LifeVantage Corporation
Yes, yes and yes. Let me be specific. First, on the Scientific Advisory Board, we do have a Scientific Advisory Board with some of the same members that we've had in the past. They consult regularly to us. Many of the Scientific Advisory Board members are actually members of the research organizations that are conducting studies as we speak. So they consult to us in that way.
Secondly, we have a team inside within the four walls of LifeVantage that are working very closely on all of the things that I mentioned in my prepared remarks with respect to our current products, future product considerations, both organically meaning developed on our behalf as well as inorganically. And these are companies that are out there that have very efficacious products in the healthy living space that we might partner with, acquire, license, what have you. We're evaluating all of those things as we speak, literally.
Lastly with respect to our Chief Science Officer search, we set the bar very high. And I'm quick to admit as much and appropriately so. With the official retirement of Dr. McCord at the end of June of 2013, one would think that the pressure is on, if you will, to name our successor. And in some respects that's true. But I will not sacrifice expediency for the sake of quality or quality for the sake of expediency, however, you want to look at that. We are conducting interviews. We're working with a national search firm for the best possible candidates in this Chief Science Officer role. And I expect based upon the quality of candidates that we're fielding, that we're going to have an announcement sometime in the not too distant future that we'll be absolutely proud of and you will as well, Jim.
Jim Galloway - Private Investor
Well, thank you. I hope to see that person on stage in St. Louis. Thanks, again.
Steven Martin - Slater Capital Management
Hi there, Doug.
Douglas S. Robinson - LifeVantage Corporation
Hey, Steve.
Steven Martin - Slater Capital Management
Last year you had an operating margin of about 17% and disregarding this year you're projecting 9% to 10% for next year. Where do you think you can get back to? Do you get back to the 17%? And how soon can you do it and what are the obstacles and push points to get there?
Douglas S. Robinson - LifeVantage Corporation
Yeah, great question, Steve. Couple of points, absolutely we aspire to have our operating margins really on a long-term sustainable basis in the mid-teens, okay. 17% last year, and you may recall even in some of our one-on-one meetings and discussions, but I think even in conference calls like this, I talked about in fiscal 2011 and into fiscal 2012, when we were growing at such a rapid pace, we were chasing revenue. We did not have the infrastructure, frankly, to support the revenue and the revenue growth. That's why going into fiscal 2013, we made a concerted effort to grow the infrastructure of the company to sustain growth and to sustain profitability on a go-forward basis. So said another way, 17% was probably ahead of ourselves because of how lean we were internally.
Certainly our results for fiscal 2013, given all the extraordinary events was nowhere near where we expect to be on a go-forward basis. At the heart of your question, when do we hope to get back to that mid-teen, as I said, I would hope that we're there this time next year, quite simply, and then maintain and grow from there. Because as you well know, Steve, in this business, in network marketing there is a tremendous opportunity to leverage our business and we know that. We're building this company for the long-haul so that we can return maximum shareholder value.
Steven Martin - Slater Capital Management
All right. Thank you very much.
Douglas S. Robinson - LifeVantage Corporation
Thanks, Steve.
Operator
And we have no more questions at this time.
Douglas S. Robinson - LifeVantage Corporation
Well, thanks, everyone. And again, thank you very much for your support, your continued support, your interest in this company. We are incredibly excited about our future and where we're headed. We'll be out in about at many different investor meetings in the coming months. We hope to see some or many of you there. And importantly in three months in November, we look forward to updating you on our progress through the first quarter of fiscal 2014. Again, thank you very much.
Operator
And this concludes today's call. Have a wonderful day.
[END]

IMPORTANT INFORMATION:
This transcript is for informational purposes only and do not constitute an offer to purchase nor a solicitation of an offer to sell any shares of common stock of LifeVantage Corporation (the “Shares”). The potential tender offer described in this transcript has not yet commenced. If LifeVantage initiates the anticipated, LifeVantage will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) upon the commencement of such tender offer. The tender offer statement (including the offer to purchase, letter of transmittal and other tender offer documents) will contain important information that should be read carefully before making any decision to tender Shares in the tender offer. If LifeVantage commences the anticipated tender offer, these materials, as well as any updates to them or other documents filed with the SEC, will be made available to all LifeVantage shareholders at no expense to them by contacting LifeVantage or through LifeVantage's website at www.lifevantage.com. In addition, all such materials (and all other tender offer documents filed with the SEC) will be available at no charge at the SEC's website at www.sec.gov.